EXHIBIT 12.10

CSG Systems International, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

Nine Months Ended September 30, 2007 (unaudited)
Income from continuing operations before income taxes	$72,268

Fixed Charges:
Interest on long-term and short-term debt including amortization of debt expense	5,365
Interest element of rentals	2,418

Total fixed charges	7,783

Earnings before income taxes and fixed charges	$80,051

Ratio of earnings to fixed charges	10.28